File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

02 OCT 29 AM 9:43

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

22 October 2002

02055607

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 30th September 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release automatically generated by London Stock Exchange.

22nd October 2002 New Business Figures

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs. Diana Monger
Assistant Group Secretary

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Enc.

dw 11/19

LSE / SecExch: SecExch 221002

Full Text Announcement

Company	Friends Provident PLC
TIDM	FP.
Headline	New Business Figures
Released	07:00 22 Oct 2002
Number	7638C

22 October 2002

FRIENDS PROVIDENT ANNOUNCES NEW LIFE AND PENSIONS BUSINESS FOR FIRST NINE MONTHS 2002

Highlights

- Total new life and pensions business premiums (regular plus single premiums) of £1,265 million, an increase of 13% over the first nine months of 2001 (£1,120m 2001). On an Annual Premium Equivalent (APE*) basis new life and pensions business for this period increased 11% to £274 million (£246m 2001).
- New protection business APE, including income protection, increased 24% to £32 million in the first nine months of 2002 (£26m 2001).
- New savings and investment single premiums increased 71% to £512 million during the first nine months of 2002 (£300m 2001).
- New group pensions APE totalled £117 million in the first nine months of 2002, an increase of 23% (£96m 2001).

Friends Provident's Group Chief Executive, Keith Satchell, said:

"The 13% increase in total new business premiums for the first nine months of 2002 is a strong performance against the backdrop of considerable market volatility and fragile investor confidence.

We continue to make good progress in deploying our cost efficient "straight through processing" system across all product lines and in developing IFA extranet portals. For example, more than 30% of our Investment Portfolio Bond (IPB) business this year was transacted online. This positive reaction from IFAs is encouraging as we work with them to strip out costs on both sides from the new business process.

Looking forward, the new strategic partnership with Countrywide, and the newly acquired offshore business from Royal & SunAlliance, are bedding down well and, as a result, we believe we are well positioned to continue to build on our market share in protection and savings and investment products in particular. "

** The Annual Premium Equivalent (APE) basis is new regular premiums plus 10% of single premiums*

- Ends -

For further information contact:

Friends Provident plc	Brian Wilkinson	01306 653405
	Di Skidmore	01306 654483
	Jim Murdoch	01722 311447
Bell Pottinger	John Coles	020 7861 3868

Financial Reporting Calendar:

Friends Provident plc Life and Pensions Quarter 4 New Business	28 Jan 2003
Friends Provident plc Group Preliminary Announcement of 2002 Results	5 Mar 2003

Commentary and tables

(APE unless stated otherwise)

Life Business

New life business increased by 30.8% to £98.1 million in the first nine months of 2002 (£75.0m 2001).

Total new protection business (including income protection) was up 24.0% to £32.0 million in the first nine months of 2002 (£25.8m 2001) and 54.5% against third quarter of 2001. Sales continue to grow following the redesign of the life protection product range in April 2002. Some 15% of our term assurance new business is now transacted online whereby intermediaries can submit applications electronically which are underwritten online, and without the need for a signature. The outlook for protection products remains strong, reinforced by the recent agreement with Countrywide for exclusive distribution of mortgage related products which will start to contribute to new business in the fourth quarter of 2002.

New savings and investment business increased by 34.3% to £66.1 million in the first nine months of 2002 (£49.2m 2001) and was up 54.6% on third quarter of 2001. This excellent result during difficult market conditions begins to reflect our growing presence in the offshore market following our acquisition of Royal & SunAlliance's international business, completed on 1 August 2002. £5.6m from this business is included for the two-month period ended 30 September 2002.

We continue to build our presence in the savings and investment single premium market, with a 70.7% increase in premiums of £512 million during the first nine months of 2002 (£300m 2001). Increasing levels of new savings and investment business are being transacted online – more than 30% of Investment Portfolio Bond (IPB) business - and future business prospects will be supported by a fourth quarter marketing initiative on our IPB which will apply until 31 January 2003.

Pensions Business

New pensions business increased by 2.7% to £175.5 million in the first nine months of 2002 compared with £170.9 million in 2001.

Group pensions new business written in the first nine months of 2002 increased by 22.6% to £117.2 million (£95.6m

2001) and was up 9.4% on the third quarter of 2001. While we are seeing an increase in both the membership and contribution levels of existing group arrangements, facilitated by our worksite marketing initiatives, new business from Employee Benefits Consultants (EBCs) has slowed. This is partly due to investment performance, which is being addressed by the new investment team in place at ISIS Asset Management plc, (previously called Friends Ivory & Sime plc) following the acquisition of the Royal & SunAlliance investment operation. The integration is going extremely well, and we are confident that the EBCs will recognize that stability has been achieved swiftly.

Individual pensions new business in the first nine months of 2002 decreased by 14.9% to £35.9 million (£42.2m 2001), a reflection of our strategy to focus on the more profitable group pensions segment.

The 32.3% decrease in new annuities from £33.1 million in the first nine months of 2001 to £22.4 million in 2002 reflects the previously announced strategy of ensuring this business is priced to maintain appropriate margins.

Friends Provident New Life and Pensions Business

9 Months to 30 September 2002 vs 9 Months to 30 September 2001

	9 Months 2002 YTD			9 Months 2001 YTD			
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	A chan
Life							
Protection	32.0	0.0	32.0	25.7	1.1	25.8	24
Savings and Investment	14.9	512.0	66.1	19.2	300.0	49.2	34
	46.9	512.0	98.1	44.9	301.1	75.0	30
Pensions							
Individual Pensions	14.1	218.4	35.9	18.0	241.5	42.2	(14
Group Pensions	102.5	147.0	117.2	85.9	97.3	95.6	22
Annuities	0.0	223.9	22.4	0.0	331.4	33.1	(32
	116.6	589.3	175.5	103.9	670.2	170.9	2

Total Life and Pensions	163.5	1,101.3	273.6	148.8	971.3	245.9	11

3 Months to 30 September 2002 vs 3 Months to 30 September 2001

	Q3 2002			Q3 2001			
	Regular Premiums £m	Single Premiums £m	APE £m	Regular Premiums £m	Single Premiums £m	APE £m	cha
Life							
Protection	13.6	0.0	13.6	8.8	0.0	8.8	!
Savings and Investment	6.4	171.5	23.5	5.3	99.4	15.2	!
	20.0	171.5	37.1	14.1	99.4	24.0	!
Pensions							
Individual Pensions	4.1	81.8	12.2	7.1	86.9	15.8	(2
Group Pensions	31.5	45.9	36.1	30.3	26.7	33.0	
Annuities	0.0	65.2	6.5	0.0	133.3	13.3	(5
	35.6	192.9	54.8	37.4	246.9	62.1	(1
Total Life and Pensions	55.6	364.4	91.9	51.5	346.3	86.1	

Notes:

1. All figures in this release, unless stated otherwise, are on an Annual Premium Equivalent (APE) basis (i.e. regular premiums + 10% of single premiums).
2. During 2001 Income Protection new business was reported as a separate product line. This is now included within Life Protection for 2002 reporting.
3. As advised in quarter 4 2001, Mortgage Endowments were shown as a separate product line during 2001 but are now included in Savings and Investment for 2002.

END

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